UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BLUE SPHERE CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

09605C 103
(CUSIP Number)

copy to:

Amir Rachmani
No. 19 Shamai Street, P.O.B 2020, Jerusalem 91020, Israel.
Tel: 62-540-192-972
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09605C 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amir Rachmani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Amir Rachmani is a citizen of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,450,000
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 31,450,000
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.59%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 67,500,000 shares of common stock issued and outstanding as of the date of this report.

This Schedule 13D is being filed on behalf of Amir Rachmani relating to the shares of common stock, par value $0.001 of Blue Sphere Corporation, a corporation existing under the laws of the State of Nevada (the "Issuer").

Item 1.	Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 409 – 4th Floor, Tsui King House, Choi Lung Estate, Kowloon, Hong Kong.

Item 2.	Identity and Background

(a)	Amir Rachmani

(b)	The business address of Amir Rachmani is: No. 19 Shamai Street, P.O.B 2020, Jerusalem 91020, Israel.

(c)	Amir Rachmani is a citizen of Israel.

(d)	Amir Rachmani has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

Amir Rachmani has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On February 26, 2010, Cally Kai Lai Lai ("Lai") and Wei Xiang Zeng ("Zeng") entered into an affiliate stock purchase agreement (the "Agreement") with Amir Rachmani, Zetta Services Ltd. and Ehud Barzily Holdings and Investments Ltd. (collectively, the "Purchasers"), whereby Lai and Zeng agreed to sell a total of 34,800,000 shares of the Issuer to the Purchasers for a purchase price of $0.001 per share.

Pursuant to the Agreement, Amir Rachmani purchased 31,450,000 shares of the Issuer from Lai and Zeng in consideration for the purchase price of $31,450.

Item 4.	Purpose of Transaction

Amir Rachmani purchased 31,450,000 shares of the Issuer from Lai and Zeng in consideration for the purchase price of $31,450 pursuant to the Agreement described in Item 3 above.

Depending on market conditions and other factors, Amir Rachmani may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Amir Rachmani also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Amir Rachmani does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’ s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Amir Rachmani is 31,450,000 shares, or 46.59% of the Issuer, based on 66,500,000 shares of common stock outstanding as of the date of this report.

Amir Rachmani has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 31,450,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Amir Rachmani has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Amir Rachmani, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 31,450,000 shares of common stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Amir Rachmani and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

10.1	Affiliate Stock Purchase Agreement between Cally Ka Lai Lai, Wei Xiang Zeng as vendors and Amir Rachmai, Zetta Services Ltd. and Ehud Barzily Holdings and Investments Ltd. as purchasers, dated February 26, 2010 (attached as an exhibit to the Issuer’s current report on Form 8-K filed on March 3, 2010)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2010	/s/ Amir Rachmani
Signature
Amir Rachmani

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).